Exhibit 99.1

Fanhua Reports First Quarter 2018 Unaudited Financial Results

and Declares Quarterly Dividend of US$0.25 per ADS

— Quarterly Operating Income Up 63.3% YoY

— Quarterly Diluted Net Income Per ADS Up 73.9% YoY

GUANGZHOU, May 21, 2018 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent online-to-offline (“O2O”) financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20181 and declared quarterly dividend.

The Company also announced that on May 12, 2018, its Board of Directors (the “Board”) declared an annual aggregate dividend of US$1.0 per ADS, or $0.05 per ordinary share, payable on a quarterly basis. The dividend declaration reflects management and the Board’s current view on the Company’s first quarter of 2018 financial results and its earnings growth outlook for 2018. The first quarterly dividend for the year 2018 will be US$0.25 per ADS, or US$0.0125 per ordinary share, amounting to a total of US$16.3 million, payable on or around June 10, 2018 to shareholders of record on May 30, 2018.

Financial Highlights for the First Quarter of 2018:

(In thousands, except per ADS)	2017Q1 (RMB)	2018Q1 (RMB)	2018Q1 (US$)	Change %
Total net revenues	1,333,587	843,263	134,436	-36.8
Operating income	55,214	90,181	14,376	63.3
Net income attributable to the Company’s shareholders[2]	69,740	130,218	20,758	86.7
Diluted net income per ADS	1.15	2.00	0.32	73.9

Commenting on the first quarter 2018 financial results, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “We delivered another quarter of solid results that beat our expectation, with operating income growing by 63.3% year-over-year to RMB90.2 million, and net income attributable to shareholders increasing by 86.7% year-over-year to RMB130.2 million.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate as of March 30, 2018 in The City of New York for cable transfers of RMB as set first in the H.10 weekly statistical release of the Federal Reserve Board.

[2]	Due to the disposal of Fanhua Bocheng Insurance Brokerage Co., Ltd. (“Bocheng”)in November 2017, the Company is required to present its financial results on a continuing and discontinued basis. The company’s results of operations related to discontinued operations have been restated as discontinued operations on a retrospective basis for all periods presented accordingly. Profits and losses related to Bocheng are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

“The performance of our core business, life insurance business, was in line with our expectation. Our total life insurance premiums grew by 40.1% from a year ago, outpacing industry growth, primarily owing to strong year-over-year growth of 186.5% in renewal life insurance premiums during the quarter, reflecting the attractive business nature of the long-term life insurance business. i.e. the snowball effect created by the accumulation of renewal business. First year annualized premiums equivalent (“APEs”) were down 12% year-over-year, consistent with our expectation, mainly affected by the continued adjustment in annuity products and the high base in the same period of last year. In the meantime, the fundamentals of our life insurance segment remain solid, as evidenced by the strong growth momentum in both registered sales agents and performing sales, and over 40% year-on-year growth in APEs of health insurance products for the first quarter of 2018.

“We are also happy to see positive operational and financial contributions from our various internet platforms which have demonstrated leading advantages in each of their respective areas and started to generate commercial value. These achievements have fully demonstrated the foresight and accuracy of the business strategies that we’ve implemented over the past few years. We believe our internet platforms will become a new driver for the continued growth of the company in the future.

“Looking ahead to the second quarter of 2018, we expect the life insurance industry will be on track for a healthier development, in view of current financial and insurance regulatory trends. But we firmly believe that the decoupling of manufacturing from distribution is an irreversible trend and the industry’s transition towards protection-oriented business is favorable for Fanhua. As such, we expect to achieve positive growth in first year life insurance APEs and operating income of no less than RMB100 million in the second quarter of 2018.”

Financial Results for the First Quarter of 2018

Total net revenues were RMB 843.3 million (US$134.4 million) for the first quarter of 2018, representing a decrease of 36.8% from RMB 1,333.6 million for the corresponding period in 2017.

●	Net revenues for the life insurance business were RMB 673.0 million (US$107.3 million) for the first quarter of 2018, representing an increase of 9.7% from RMB613.4 million for the corresponding period in 2017. The increase was primarily due to growth in the number of sales agents and the rapid growth of renewal commissions. Revenues generated from our life insurance business accounted for 79.8% of our total net revenues in the first quarter of 2018.

●	Net revenues for the P&C insurance business were RMB 92.5 million (US$14.7 million) for the first quarter of 2018, representing a decrease of 85.9% from RMB655.6 million for the corresponding period in 2017. The decrease was primarily due to 1) the disposal of the equity interests of some entities in the P&C insurance division in October 2017, and 2) the transition of our P&C insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. The revenue for P&C insurance business mainly represent commission revenues generated from Baoxian.com and technology service fees based on the volume of insurance premiums transacted through CNpad. Revenues generated from the P&C insurance business accounted for 11.0% of our total net revenues in the first quarter of 2018.

●	Net revenues for the claims adjusting business were RMB 77.8million (US$12.4 million) for the first quarter of 2018, representing an increase of 20.4% from RMB64.6 million for the corresponding period in 2017. Revenues generated from the claims adjusting business accounted for 9.2% of our total net revenues in the first quarter of 2018.

Total operating costs and expenses were RMB753.1 million (US$120.1 million) for the first quarter of 2018, representing a decrease of 41.1% from RMB 1,278.4 million for the corresponding period in 2017.

●	Commission costs were RMB597.4 million (US$95.2 million) for the first quarter of 2018, representing a decrease of 45.3% from RMB 1,092.8 million for the corresponding period in 2017. The decrease in commission cost was mainly due to the decrease in P&C insurance business, partially offset by the growth of our life insurance business.

◆	Costs of the life insurance business were RMB468.3 million (US$74.7 million) for the first quarter of 2018, representing an increase of 7.6% from RMB435.1 million for the corresponding period in 2017. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 78.4% of our total commission costs in the first quarter of 2018.

◆	Costs of the P&C insurance business were RMB80.2 million (US$12.8 million) for the first quarter of 2018, representing a decrease of 86.8% from RMB607.4 million for the corresponding period in 2017. The decrease was primarily due to 1) the disposal of the equity interests of some entities in the P&C insurance division in October 2017, and 2) the transition of our P&C insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. The cost of the P&C insurance business mainly represents the cost incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 13.4% of our total commission costs in the first quarter of 2018.

◆	Costs of claims adjusting business were RMB49.0 million (US$7.8 million) for the first quarter of 2018, representing a decrease of 2.6% from RMB50.3 million for the corresponding period in 2017. Costs incurred by the claims adjusting business accounted for 8.2% of our total commission costs in the first quarter of 2018.

●	Selling expenses were RMB48.7 million (US$7.8 million) for the first quarter of 2018, representing a decrease of 6.9% from RMB52.3 million for the corresponding period in 2017. The decrease was primarily due to the reduction in expenses related to P&C insurance agencies as a result of the disposal of most of our P&C insurance agency subsidiaries in the fourth quarter of 2017, as part of the implementation of a platform business model for our auto insurance business.

●	General and administrative expenses were RMB107.0 million (US$17.1 million) for the first quarter of 2018, representing a decrease of 19.7% from RMB133.2 million for the corresponding period in 2017. The decrease was primarily due to the reduction in expenses related to P&C insurance agencies as a result of the disposal of most of our P&C insurance agency subsidiaries in the fourth quarter of 2017, as part of the implementation of a platform business model for our auto insurance business.

As a result of the preceding factors, we had an operating income of RMB90.2 million (US$14.4 million) for the first quarter of 2018, representing an increase of 63.3% from RMB55.2 million for the corresponding period in 2017.

Operating margin was 10.7% for the first quarter of 2018, compared to 4.1% for the corresponding period in 2017.

Investment income was RMB33.1 million (US$5.3 million) for the first quarter of 2018, representing a increase of 221.4% from RMB10.3 million for the corresponding period in 2017. The investment income represented yields from short-term investments in financial products that mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because investment income is recognized when received.

Interest income was RMB10.8 million (US$1.7 million) for the first quarter of 2018, representing an increase of 17 times from RMB0.6 million for the corresponding period in 2017, primarily due to interest related to amounts due from Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited.

Income tax expense was RMB43.8 million (US$7.0 million) for the first quarter of 2018, representing an increase of 60.4% from RMB27.3 million for the corresponding period in 2017. The increase was primarily due to 1) an increase in operating income and investment income, and 2) provision of withholding income tax for dividend payment. The effective tax rate for the first quarter of 2018 was 33.0% compared with 40.3% for the corresponding period in 2017. The decrease in effective tax rate was mainly due to the increase of deferred tax assets arising from operation loss incurred by certain of our subsidiaries and the loss is expected to be utilized in the future.

Share of income of affiliates was RMB40.5 million (US$6.5 million) for the first quarter of 2018, representing an increase of 128.8% from RMB17.7 million for the corresponding period in 2017, mainly attributable to an increase of profits from Sincere Fame, a company in which we own 20.6% of the equity interest.

Net income from continuing operations was RMB129.6 million (US$20.7 million) for the first quarter of 2018, representing an increase of 123.4% from RMB58.0 million for the corresponding period in 2017.

Net income from discontinued operations2 was nil for the first quarter of 2018. Net income from discontinued operation was RMB6.8 million for the corresponding period in 2017, representing net income from operation of brokerage segment contribute to the Company.

Net income attributable to the Company’s shareholders was RMB130.2 million (US$20.8 million) for the first quarter of 2018, representing an increase of 86.7% from RMB 69.7 million for the corresponding period in 2017.

Net margin was 15.4% for the first quarter of 2018 compared with 4.7% for the corresponding period in 2017.

Basic and diluted net income per ADS were RMB2.00 (US$ 0.32) and RMB2.00 (US$0.32) for the first quarter of 2018, respectively, representing increases of 66.7% and 73.9% from RMB1.20 and RMB1.15 for the corresponding period in 2017.

As of March 31, 2018, the Company had RMB2,937.4 million (US$468.3 million) in cash, cash equivalents and short term investments.

Key Operational Metrics for Fanhua’s Online Initiatives for 2018:

●	CNpad Auto Insurance Mobile Application(“CNpad Auto Insurance App”) - Our proprietary mobile sales support system:

➢	CNpad Auto Insurance App had been downloaded and activated 418,342 times as of March 31, 2018, representing an increase of 66.1% from 251,819 times as of March 31, 2017;

➢	The number of active users of CNpad Auto Insurance App[3] was 63,955 in the first quarter of 2018, representing an increase of 13.3% from 56,446 in the first quarter of 2017;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB 571.0 million (US$91.0 million) in the first quarter of 2018, representing a decrease of 38.2% from RMB924.0 million for the first quarter of 2017.

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both CNpad Auto Insurance and CNpad Life Insurance App, which was launched in October 2017. All CNpad Life Insurance App accounts have been converted to Lan Zhanggui.

➢	Lan Zhanggui had been downloaded and activated 579,348 times as of March 31, 2018, representing an increase of 130.1% from 251,819 times of downloads of CNpad Life Insurance App as of March 31, 2017;

[3]	Active users of CNpad App included users who made at least one purchase of life insurance policy and/or P&C insurance policy through CNpad App (including both its mobile application or WeChat public account ) during the specific period.

➢	The number of active users of Lan Zhanggui[4] was 64,685 in the first quarter of 2018, representing an increase of 38.3% from 46,785 active users of CNpad Life Insurance App in the first quarter of 2017;

➢	Insurance premiums generated through Lan Zhanggui were RMB513.0 million (US$81.8 million) in the first quarter of 2018, representing an decrease of 22.3% from RMB660.0 million generated through CNpad Life Insurance App for the first quarter of 2017.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.1 million as of March 31, 2018, representing an increase of 93.8% from 1.6 million as of March 31, 2017.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 1.6 million as of March 31, 2018, representing an increase of 87.1% from approximately 0.8 million as of March 31, 2017;

➢	The number of active customer accounts[5] was 62,100 in the first quarter of 2018, representing an increase of 29.3% from 48,046 in the first quarter of 2017;

➢	Insurance premiums generated on or through Baoxian.com was RMB 605.0 million (US$96.5 million) in the first quarter of 2018, representing an increase of 10.4 times from RMB53.0 million in the first quarter of 2017.

Recent Developments

●	As of March 31, 2018, Fanhua had 579,348 sales agents and 1,253 professional claims adjustor, compared with 280,916 sales agents and 1,241 claims adjustors as of March 31, 2017. As of March 31, 2018, Fanhua’s distribution network consisted of 541 sales outlets in 21 provinces and 142 services outlets in 30 provinces, compared with 810 sales outlets in 21 provinces and 149 service outlets in 29 provinces as of March 31, 2017.

Business Outlook

Fanhua expects its operating income to be no less than RMB100.0 million for the second quarter of 2018. This forecast reflects Fanhua’s current view, which is subject to change.

[4]	Active users of Lan Zhanggui included users who made at least one purchase of life insurance policy through CNpad Life Insurance App in 2017 and Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period.

[5]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com, its mobile application, or WeChat public account during the specified period.

Conference Call

The Company will host a conference call to discuss its first quarter 2018 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on May 21, 2018

or 9:00 AM Beijing/Hong Kong Time on May 22, 2018

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China(Mainland)	400-120-0654
Singapore & Other Areas	+852-3018-6776

Conference ID #: 8473679

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include:(1) CNpad, a mobile sales support application; (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of March 31, 2018, our distribution and service network consisted of 683 sales and service outlets covering 30 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Statement of Financial Position
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	363,746	190,030	30,295
Restricted cash	75,287	79,717	12,709
Short term investments	2,498,730	2,747,397	438,000
Accounts receivable, net	515,194	582,750	92,904
Insurance premium receivables	4,325	4,378	698
Other receivables	631,381	634,665	101,181
Other current assets	43,864	52,236	8,328
Total current assets	4,132,527	4,291,173	684,115

Non-current assets:
Property, plant, and equipment, net	26,075	27,717	4,419
Goodwill and intangible assets, net	127,079	119,339	19,025
Deferred tax assets	2,091	4,816	768
Investment in affiliates	404,783	443,441	70,695
Other non-current assets	45,187	45,186	7,203
Total non-current assets	605,215	640,499	102,110
Total assets	4,737,742	4,931,672	786,225

FANHUA INC.
Unaudited Condensed Consolidated Statement of Financial Position-(Continued)

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2017	2018	2018
	RMB	RMB	US$
Current liabilities:
Accounts payable	203,024	265,639	42,349
Insurance premium payables	9,553	16,726	2,667
Other payables and accrued expenses	241,894	223,384	35,613
Accrued payroll	77,424	63,936	10,193
Income tax payable	129,965	136,632	21,782
Dividend payable	—	81,556	13,002
Total current liabilities	661,860	787,873	125,606

Non-current liabilities:
Other tax liabilities	70,350	70,350	11,215
Deferred tax liabilities	17,139	27,085	4,318
Total non-current liabilities	87,489	97,435	15,533
Total liabilities	749,349	885,308	141,139

Ordinary shares	9,571	9,571	1,526
Additional paid-in capital	2,429,559	2,348,056	374,335
Statutory reserves	311,038	311,038	49,587
Retained earnings	1,468,708	1,598,926	254,907
Accumulated other comprehensive loss	(93,108)	(111,190)	(17,726)
Subscription receivables	(248,717)	(215,770)	(34,399)
Total shareholders’ equity	3,877,051	3,940,631	628,230
Non-controlling interests	111,342	105,733	16,856
Total equity	3,988,393	4,046,364	645,086
Total liabilities and equity	4,737,742	4,931,672	786,225

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2017	2018	2018
	RMB	RMB	US$
Net revenues[6]:
Agency	1,269,002	765,426	122,027
Life insurance Business	613,391	672,967	107,287
P&C insurance Business	655,611	92,459	14,740
Claims adjusting	64,585	77,837	12,409
Total net revenues	1,333,587	843,263	134,436
Operating costs and expenses:
Agency	(1,042,504)	(548,420)	(87,432)
Life insurance Business	(435,110)	(468,253)	(74,651)
P&C insurance Business	(607,394)	(80,167)	(12,781)
Claims adjusting	(50,303)	(49,006)	(7,813)
Total operating costs	(1,092,807)	(597,426)	(95,245)
Selling expenses	(52,339)	(48,702)	(7,764)
General and administrative expenses	(133,227)	(106,954)	(17,051)
Total operating costs and expenses	(1,278,373)	(753,082)	(120,060)
Income from continuing operations	55,214	90,181	14,376
Other income, net:
Investment income	10,288	33,111	5,279
Interest income	559	10,757	1,715
Others, net	1,611	(1,120)	(179)
Income from continuing operations before income taxes and share of income of affiliates and discontinued operations	67,672	132,929	21,191
Income tax expense	(27,294)	(43,824)	(6,987)
Share of income of affiliates	17,669	40,484	6,454
Net income from continuing operations	58,047	129,589	20,658
Net income from discontinued operations, net of tax	6,765	—	—
Net income	64,812	129,589	20,658
Less: net loss attributable to noncontrolling interests	(4,928)	(629)	(100)
Net income attributable to the Company’s shareholders	69,740	130,218	20,758

[6]	In May 2014, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which amended revenue recognition guidance and required more detail disclosures. This new policy enables users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The company adopted this ASU on January 1, 2018 for all revenue contracts with our customers using the modified retrospective approach and concluded that nil impact on retained earnings. In addition, the impact of applying this ASU for the three months ended March 31,2018 was also nil.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2017	2018	2018
	RMB	RMB	US$
Net income per share:

Basic:
Net income from continuing operations	0.05	0.10	0.02
Net income from discontinued operations	0.01	—	—
Net income	0.06	0.10	0.02
Diluted:
Net income from continuing operations	0.05	0.10	0.02
Net income from discontinued operations	0.01	—	—
Net income	0.06	0.10	0.02

Net income per ADS:

Basic:
Net income from continuing operations	1.08	2.00	0.32
Net income from discontinued operations	0.12	—	—
Net income	1.20	2.00	0.32
Diluted:
Net income from continuing operations	1.04	2.00	0.32
Net income from discontinued operations	0.11	—	—
Net income	1.15	2.00	0.32

Shares used in calculating net income per share:

Basic	1,165,429,597	1,300,191,084	1,300,191,084
Diluted	1,213,183,900	1,302,989,111	1,302,989,111
Net income	64,812	129,589	20,658
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(159)	(7,322)	(1,167)
Fair value changes	264	—	—
Share of other comprehensive loss of affiliates	(1,457)	(1,827)	(291)
Comprehensive income	63,460	120,440	19,200
Less: Comprehensive lose attributable to the noncontrolling interests	(4,928)	(629)	(100)
Comprehensive income attributable to the Company’s shareholders	68,388	121,069	19,300

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended
	March 31,
	2017	2018	2018
	RMB	RMB	US$
Net cash generated from operating activities	9,095	30,554	4,871
Net cash used in (generated from) investing activities	117,719	(211,604)	(33,735)
Net cash generated from financing activities	3,836	19,086	3,043
Net increase (decrease) in cash, cash equivalents and restricted cash	130,650	(161,964)	(25,821)
Cash, cash equivalents and restricted cash at beginning of period	273,979	439,033	69,992
Effect of exchange rate changes on cash and cash equivalents	(194)	(7,322)	(1,167)
Cash, cash equivalents and restricted cash at end of period	404,435	269,747	43,004

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.